



02038467

TELKOM P.E 5·1·02

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 20 02


SEC MAIL PROCESSING
RECEIVED
JUN 0 3 2002
WASH. D.C. 164 SECTION

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA

(Translation of registrant's name into English)

Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F Form 20-F ☑ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 · Yes ☐ No ☑

[If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA

(Registrant)

Date May 29th, 2002

By

(Signature)

SETIAWAN SULISTYONO
Head of Investor Relation

PROCESSED
JUN 1 4 2002
THOMSON
FINANCIAL

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Document Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its securities holders.

SEC 1815 (7-91)


TELKOM

PRESS RELEASE

No.TEL.186/PR000/UHI/2002

TELKOM AND T-SYSTEMS INTERNATIONAL CARRIER SALES & SERVICES SIGN MOU IN PROVIDING INTERNATIONAL TELECOMMUNICATIONS SERVICES

Bandung, May 29, 2002 - It is hereby announced that PT. Telekomunikasi Indonesia, Tbk (TELKOM) has signed an MOU with T-Systems Intenational Carr Sales & Services (ICSS), a division of the Deutsche Group, for providing international telecommunications services through access to each others network. The agreement include co-operation in the areas of Voice over Internet Protocol (VoIP), International Toll Free Services (ITFS), Internet Protocol Transit Service and direct bilateral interconnection. TELKOM will also be able to access T System's Telecom Global Net for international connection.

Through the Agreement, T-System ICSS can now offer voice, IP and bandwidth products as well as services such as asynchronous transmission mode (ATM) and frame relay to carriers and enterprise customers in Indonesia. In addition, multinational companies and emerging carriers in Germany and Indonesia can also expect to leverage the enhanced network resulting from this co-operation.

PT Telekomunikasi Indonesia Tbk.
TELKOM is the principal provider of telecommunications services in Indonesia, providing local and domestic long distance telephone services with 7.3 million lines in service as of March 31, 2002. TELKOM either directly or indirectly through its affiliates provides a wide range of other telecommunications services including mobile and fixed cellular, data communications, leased lines and certain value-added services. TELKOM, a majority state-owned company, is one of the largest companies in Indonesia with Net Income Consolidated of Rp 1,498.8 billion as of March 31, 2002.

T – System
With revenue of 13.8 billion euro in 2001, T-System – a division of the Deutsche Telekom Group – is Europe's second largest integrated system provider. By combining expertise in both information technology and communications, it possesses the resources necessary to create true e-business and convergent solutions in the areas of application service providing (ASP), customer relationship management (CRM) and electronic marketplaces. T-Systems currently has approximately 42,000 employees in over 20 countries. The company is based in Frankfurt Germany.

T – Systems International Carrier Sales and Services
Deutsche Telekom AG is Europe's largest telecommunications company and one of the leading carriers world wide – with operations in Europe, the Middle east and Asia, as well as both North and South America. Using the Global network platform, T System's International Carrier Sales & Services offers innovative customized products and services for network providers and carriers, who are looked after locally via a world sales network. The basis of the comprehensive product portfolio (Voice, Bandwidth, IP) is an ultramodern infrastructure – the Telekom Global Net (TGN) – which will ultimately connect to 90 locations in 40 countries world wide.



SETIAWAN SULISTYONO
Head of Investor Relations

For further information, please contact:

Investor Relations Unit
PT Telekomunikasi Indonesia, Tbk

Bandung		***Jakarta***	
Telp	***: 62-22-4527337***	***Telp***	***: 62-21-5215109***
Fax	***: 62-22-7104743***	***Fax***	***: 62-21-5220500***

E-mail : *investor@telkom.co.id*
Website : **www.telkom.co.id**